Exhibit 3.2
FIRST AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
CONTINUCARE CORPORATION
(A Florida Corporation)
     THIS FIRST AMENDMENT TO THE AMENDED AND RESTATED BYLAWS OF CONTINUCARE CORPORATION (this “First Amendment”), is made as of this 6th day of November 2007 by the Board of Directors (the “Board”) of Continucare Corporation, a Florida corporation (the “Corporation”).
WITNESSETH
     WHEREAS, the Amended and Restated Bylaws of the Corporation (the “Bylaws”) may be altered, amended or repealed or new bylaws may be adopted by action of the Board;
     WHEREAS, the Board wishes to permit the issuance of uncertificated shares as required by the marketplace rules of the American Stock Exchange and approved by the Securities and Exchange Commission; and
     WHEREAS, this First Amendment was adopted by the Board at a duly called meeting of the Board held on November 6, 2007 and provides that the shares of capital stock of the Corporation may be represented by certificates or may be uncertificated.
     NOW, THEREFORE, the Bylaws are hereby amended as follows:
1. Section 1 of Article Five is hereby deleted in its entirety and replaced with the following:
Section 1. Issue of Certificates. The shares of stock of the Corporation may, but need not, be represented by certificates. If represented by a certificate, each certificate of stock shall be signed by the Chairman of the Board, Chief Executive Officer or a Vice President, and by the Secretary or an Assistant Secretary of the Corporation, and may be sealed with the seal of the Corporation or a facsimile thereof.
2. Section 5 of Article Five is hereby deleted in its entirety and replaced with the following:
Section 5. Transfer of Shares. In the case of the transfer of shares represented by a certificate or certificates and surrender to the Corporation or the transfer agent of the Corporation of the certificate or certificates representing the shares so transferred duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation may, but need not, issue a new certificate to the person entitled thereto, and the Corporation shall cancel the old certificate and record the transaction upon its books. In the event that the Corporation does not issue a new certificate or certificates to evidence the transfer of shares, the Corporation shall issue such shares without a certificate or certificates and send to the holder therof the written statement required by Section 9 of this Article 5.
3. A new Section 9 is hereby added to Article Five to read as follows:
Section 9. Shares of Stock Without Certificates. The Board of Directors may authorize the issuance of some or all of the shares of any or all of its classes or series of capital stock of the Corporation without certificates. The authorization shall not affect shares of stock already represented by certificates until and unless said certificates are surrendered to the Corporation or transfer agent of the Corporation. Within a reasonable time after the issuance or transfer of shares without certificates, the Corporation shall send the holder thereof a written statement of the information required on certificates of stock by applicable law or these Bylaws.
4. Except as amended and modified herein, the Bylaws shall remain unchanged and in full force and effect.
I hereby certify that the foregoing was adopted and approved as the First Amendment to the Amended and Restated Bylaws of Continucare Corporation at a duly called meeting of the Board of Directors held on November 6, 2007.

CONTINUCARE CORPORATION
By:	/s/ Fernando L. Fernandez
Fernando L. Fernandez, Secretary